UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Berkshire Hathaway Inc.

(Name of Issuer)

Class B common stock, $0.0033 Par Value

(Title of Class of Securities)

084670702

(CUSIP Number)

Jacki Badal, Esq.

2365 Carillon Point

Kirkland, WA 98033

(425) 889-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 28, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 084670702

1.	Names of Reporting Persons William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,525,000 (1)

	8.	Shared Voting Power 62,078,974 (2)

	9.	Sole Dispositive Power 6,525,000 (1)

	10.	Shared Dispositive Power 62,078,974 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,603,974 (1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.999% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)             William H. Gates III beneficially owns 300 shares of Berkshire Hathaway Inc. (the “Issuer”) Class A common stock (“Class A Shares”) directly and an additional 4,050 Class A Shares through Cascade Investment, L.L.C. (“Cascade”), a limited liability company solely owned by Mr. Gates. Each Class A Share is convertible, at the option of the holder, into 1,500 shares of the Issuer’s Class B common stock (“Class B Shares”). The number of Class B Shares shown above assumes the conversion of the 300 Class A Shares held directly by Mr. Gates into 450,000 Class B Shares and the conversion of the 4,050 Class A Shares held by Cascade into 6,075,000 Class B Shares.

(2)             Bill & Melinda Gates Foundation Trust (the “Trust”) beneficially owns 62,078,974 Class B Shares. For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Class B Shares beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

(3)             Based on an outstanding shares calculation equal to the sum of (i) 1,365,840,748 Class B Shares outstanding as of July 26, 2018, as reported on the Issuer’s Form 10-Q filed on August 6, 2018, and (ii) 6,525,000, which is the number of Class B Shares into which all Class A Shares held by Cascade and by Mr. Gates may be converted.

CUSIP No. 084670702

1.	Names of Reporting Persons Cascade Investment, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,075,000 (1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 6,075,000 (1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,075,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)             Cascade Investment, L.L.C. (“Cascade”) holds 4,050 shares of the Class A common stock (“Class A Shares”) of Berkshire Hathaway Inc. (the “Issuer”). Each Class A Share is convertible, at the option of the holder, into 1,500 shares of the Issuer’s Class B common stock (“Class B Shares”). The number of Class B Shares above assumes the conversion of Cascade’s 4,050 Class A Shares into 6,075,000 Class B Shares. All shares of common stock held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2)             Based on an outstanding shares calculation equal to the sum of (i) 1,365,840,748 Class B Shares outstanding as of July 26, 2018, as reported on the Issuer’s Form 10-Q filed on August 6, 2018, and (ii) 6,075,000, which is the number of Class B Shares into which all Class A Shares held by Cascade may be converted.

CUSIP No. 084670702

1.	Names of Reporting Persons Bill & Melinda Gates Foundation Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 62,078,974 (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 62,078,974 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,078,974 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.5%(2)

14.	Type of Reporting Person (See Instructions) OO

(1)             For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of the Class B common stock (“Class B Shares”) of Berkshire Hathaway Inc. (the “Issuer”) beneficially owned by Bill & Melinda Gates Foundation Trust (the “Trust”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

(2)             Based on 1,365,840,748 Class B Shares outstanding as of July 26, 2018, as reported on the Issuer’s Form 10-Q filed on August 6, 2018.

CUSIP No. 084670702

1.	Names of Reporting Persons Melinda French Gates

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 62,078,974 (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 62,078,974 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,078,974 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.5%(2)

14.	Type of Reporting Person (See Instructions) IN

(1)             Bill & Melinda Gates Foundation Trust (the “Trust”) beneficially owns 62,078,974 shares of the Class B common stock (“Class B Shares”) of Berkshire Hathaway Inc. (the “Issuer”). For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Class B Shares beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

(2)             Based on 1,365,840,748 Class B Shares outstanding as of July 26, 2018, as reported on the Issuer’s Form 10-Q filed on August 6, 2018.

EXPLANATORY STATEMENT

This Amendment No. 1 to Schedule 13D (“Amendment”) relates to the Class B common stock, $0.0033 Par Value (“Class B Shares”), of Berkshire Hathaway Inc. (the “Issuer”). William H. Gates III, Cascade Investment, L.L.C. (“Cascade”), Bill & Melinda Gates Foundation Trust (the “Trust”), and Melinda French Gates (collectively, the “Reporting Persons”) jointly file this Amendment to amend the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on July 23, 2018. The information set forth in response to each separate Item below shall be deemed to be a response to Items where such information is relevant. The information set forth in the exhibits to this Schedule 13D, as amended, is expressly incorporated herein by reference and the response to each Item of this Amendment is qualified in its entirety by the provisions of such exhibits.  Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose and the Reporting Persons expressly disclaim membership in a group.

Item 5.	Interest in Securities of the Issuer

(a)                See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of Class B Shares beneficially owned by each of the Reporting Persons as of September 28, 2018.

(b)                See items 7 through 10 of the cover pages to this Schedule 13D for the number of Class B Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition as of September 28, 2018.

(c)                 During the period from July 30, 2018, through September 28, 2018, the Trust sold 3,493,300 Class B Shares, as set forth in Exhibit 99.1 hereto, pursuant to the Rule 10b5-1 sales plan with respect to the Trust’s holdings in the Issuer. The sales were made to facilitate compliance with federal excise tax rules limiting excess business holdings by private foundations.

(d)                None.

(e)                 Mr. Gates ceased to be the beneficial owner of more than five percent of the Class B Shares of the Issuer on September 28, 2018.

The other Reporting Persons have continued to be beneficial owners of less than five percent of the Class B Shares of the Issuer since jointly filing the Schedule 13D on July 23, 2018.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1 - Sale transactions during the period from July 30, 2018, through September 28, 2018.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 28, 2018	WILLIAM H. GATES III (1)

	By:	*
		Name:	Alan Heuberger (2)(3)
		Title:	Attorney-in-fact

CASCADE INVESTMENT, L.L.C. (1)

	By:	*
		Name:	Alan Heuberger (4)
		Title:	Attorney-in-fact for Michael Larson, Business Manager

BILL & MELINDA GATES FOUNDATION TRUST (1)

	By:	*
		Name:	Alan Heuberger (3)
		Title:	Attorney-in-fact for each of the Co-Trustees, William H. Gates III and Melinda French Gates

MELINDA FRENCH GATES (1)

	By:	*
		Name:	Alan Heuberger (3)
		Title:	Attorney-in-fact

	* By:		/s/ Alan Heuberger
Alan Heuberger

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

(1)             This Amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated July 20, 2018, and included with the signature page to the Reporting Persons’ Schedule 13D with respect to the Issuer filed on July 23, 2018, SEC File No. 005-55113, and incorporated by reference herein.

(2)             Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.

(3)             Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III and Melinda French Gates as Co-Trustees, filed as Exhibit 99.5 to Cascade’s Schedule 13D with respect to Grupo Televisa, S.A.B., on May 7, 2009, SEC File No. 005-60431, and incorporated by reference herein.

(4)             Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated October 11, 2013, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 9 to Cascade’s Schedule 13D with respect to Western Asset/Claymore Inflation-Linked Opportunities & Income Fund on December 11, 2013, SEC File No. 005-81261, and incorporated by reference herein.